EXHIBIT 99.1

Aleafia Health Reports First Quarter 2019 Results, Provides Corporate Update

· Year-Over-Year Revenue Increases by 1,723%
· Licence Applications for Niagara Greenhouse, Port Perry Outdoor now Under Review

TORONTO, May 13, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) is pleased to provide a corporate update and report its First Quarter 2019 financial results for the period ended March 31, 2019. Aleafia Health has filed today its consolidated financial statements and related management’s discussion and analysis, both of which are available on Aleafia Health’s profile at www.SEDAR.com.  All financial information in this press release is reported in Canadian dollars, unless otherwise indicated. The Company’s acquisition of Emblem Corp. (“Emblem”) closed on March 14, 2019, and as a result, Emblem financial results prior to the closing date are not reported in the financial statements.

“In 2018, Aleafia Health laid the groundwork for a breakthrough 2019, and we have now begun to see the results of this work. The closing of the transformative acquisition of Emblem has accelerated our global mission of growing, processing and selling high-margin value-added cannabis products by 12 to 18 months,” said Aleafia Health CEO Geoffrey Benic. “Our three production facilities will, when operational, truly leverage our global distribution platform, brands, and data-driven product expertise. Concurrently, we have achieved an improved capital markets profile, graduating to the Toronto Stock Exchange, while increasing our cash position despite making major investments in the buildout of our modern production facilities. I would like to thank our entire team, from the leadership of our Board, to clinic staff and physicians, production buildout crews, and management for the outstanding work and commitment shown to our shared cannabis health and wellness vision.”

Niagara Greenhouse and Port Perry Outdoor Grow Licence Application Updates

Aleafia Health is pleased to announce that it has received a status update letter from Health Canada indicating that Aleafia Health’s Cultivation Licence application for its Niagara Greenhouse facility has passed a high-level review and that Health Canada has no concerns at this point. Passing this mandatory review is an important requirement as outlined by the new licensing guidelines announced by Health Canada on May 8, 2019. The Company is also pleased to report that its Licence Amendment application for the Port Perry Outdoor Grow expansion is now officially under review by Health Canada.

Revenues & Expenses

Aleafia Health revenue was $1.5 million, compared to $0.1 million in Q1 2018, a 1,723 per cent year-over-year increase. The Company experience a net loss of $20.2 million, or a $7 million net loss, excluding $13.2 million in one-time, non-cash payments resulting from the closing of the Emblem acquisition. The Company has $36.8 million cash on hand at March 31, 2019, compared to $26.4 million at December 31, 2018. Current assets, including cash, totalled $61 million at March 31, 2019, compared to $29.2 million at December 31, 2018.

First Quarter Business Highlights

Emblem Acquisition: On March 14, 2019, Aleafia Health closed the acquisition of Emblem in an all share transaction. The acquisition accelerated the Company’s business strategy by creating; the leading Canadian medical cannabis clinic and education centre network with 60,000 patients seen to date; a high-value, highly differentiated product portfolio of oils, capsules and sprays; scaled production capacity and leading supply with three dedicated cultivation and product innovation facilities and the industry’s largest LP-to-LP cannabis supply agreement; a national and global distribution platform with provincial supply agreements, retail partnerships and a global expansion; and improved capital markets profile and liquidity, including up-listing to the TSX.

160,000 sq.ft. Niagara Greenhouse: During the reporting period, the Company brought its Niagara Greenhouse to a grow-ready state and submitted its evidence package to Health Canada, demonstrating that the facility meets all requirements to secure its Cultivation Licence.

1.1 million sq. ft. Port Perry Outdoor Grow: Aleafia Health submitted its Licence Amendment application for a 1.1 million sq. ft. (26 acres) Outdoor Grow expansion where its licensed and operational Port Perry Indoor facility resides. Subsequent to the reporting period, the Company completed the build-out of the Outdoor Grow site and on May 3, 2019, submitted its evidence package to Health Canada, demonstrating that the facility meets all requirements to secure its Licence Amendment.

International Expansion: On January 18, 2019, the Company announced the launch of its international expansion with the closing of its 10 per cent equity stake in Australian Licensed Producer CannaPacific Pty. Limited (“CannaPacific”). Subsequent to the reporting period, on April 11, 2019, the Company announced that it made an increased investment in CannaPacific by the purchase of AU $540,000 worth of ordinary shares to maintain the Company’s 10 per cent stake, following CannaPacific’s successful acquisition of a 108.000 sq. ft. greenhouse for cannabis cultivation in New South Wales, Australia. The Company has received an Import Permit from the Australian Office of Drug Control, and expects to complete its first international product shipment, following receipt of a Health Canada Export Permit, which the Company has applied for. Also following the reporting period, the Company announced on May 6, 2019, its entrance into the German medical cannabis market by expanding the scope of Emblem’s joint venture with German pharmaceutical wholesaler and logistics company Acnos Pharma GmbH (“Acnos”). The Company, through Emblem, owns 60 per cent of the JV, and will leverage Acnos’ supply chain network, including access to 20,000 pharmacies and 110 distribution centres in the world’s largest medical cannabis market.

Improved Capital Markets Profile: On March 19, 2019, the Company successfully graduated to the Toronto Stock Exchange. The Company believes that the TSX listing will benefit the Company due to greater liquidity and increased credibility with North American institutional investors. Prior to graduating to the TSX, the Company was also named the year’s top performing company for the entire TSX Venture Exchange in 2018.

Innovative Research: Aleafia Health collects millions of data points across patient interaction with doctors, nurses and educators including diagnosis, treatment, and monitoring forming the Company’s unique and highly differentiated 10 million point medical cannabis dataset. During the reporting period, the Company published a retrospective study in the peer-reviewed journal Cannabis and Cannabinoid Research which found that 45.2 per cent of patients regularly consuming benzodiazepines had stopped taking the medication within approximately six months of beginning medical cannabis.

Management Call & Presentation

Date:   May 13, 2019
Time:   8:30 a.m. EDT
USA/Canada Toll-Free Participant Call-in: (866) 679-9046; Passcode: 5961515
International Toll-Free Participant Call-in: (409) 217-8323; Passcode: 5961515

Webcast Link: https://edge.media-server.com/m6/p/5csxr9np

This conference call will be webcast live over the internet and can be accessed through the link provided above.  Audio of the call will be available to participants through both the conference call line and webcast; however the presentation may only be viewed via the webcast. Participants who miss the live call can view a replay at any time via the link provided.

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness-specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange prior to graduation to the TSX.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aleafia Health or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the future market share achieved in recreational markets, product development, clinical trial work, and planned expansion activities.  Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks contained in the Company's annual information filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

A photo accompanying this announcement is available at: http://www.globenewswire.com/NewsRoom/AttachmentNg/ad4d2599-1821-4b8a-9b70-70c78eb8e121

The photo is also available at Newscom, www.newscom.com, and via AP PhotoExpress.